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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3 )

CUMULUS MEDIA INC.
(Name of Issuer)
Class A Common Stock, $.01 par value
(Title of Class of Securities)
231082108
(CUSIP Number)
Lewis W. Dickey, Jr.
c/o Cumulus Media Inc.
14 Piedmont Center, Suite 1400
Atlanta, Georgia 30305
(404) 949-0700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2006
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	231082108	Page 2	of	6 Pages

1	NAMES OF REPORTING PERSONS: Lewis W. Dickey, Jr.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		4,651,760

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		10,000

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		4,651,760

WITH	10	SHARED DISPOSITIVE POWER:

		10,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	4,661,760

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	12.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

SCHEDULE 13-D
Item 1. Security and Issuer
     This Amendment No. 3 amends the statement on Schedule 13D filed with the Securities and Exchange Commission on August 29, 2002 and amended on October 9, 2002 and December 19, 2003, and relates to the Class A Common Stock, par value $.01 per share (the “Class A Common Stock”), of Cumulus Media Inc., a Delaware corporation (the “Issuer”). The reporting person is filing this Amendment No. 3 in connection with shares of Class A Common Stock and the economic value of options exercisable for shares of Class A Common Stock sold to the Issuer (the “Repurchase”), by the reporting person, pursuant to the Third Amended and Restated Employment Agreement, dated December 20, 2006 (the “Agreement”), between the Issuer and the reporting person.
     The name and address of the Issuer are as follows:

Name of Issuer	Address
Cumulus Media Inc.	3535 Piedmont Road
Building 14, Fourteenth Floor
Atlanta, Georgia 30305
Item 2. Identity and Background
     (a) This Amendment No. 3 is being filed by Lewis W. Dickey, Jr., referred to as the reporting person.
     (b) The principal business address of the reporting person is as follows:
c/o Cumulus Media Inc.
14 Piedmont Center, Suite 1400
Atlanta, Georgia 30305
     (c) The reporting person’s principal occupation is serving as the Chairman, President and Chief Executive Officer and a director of the Issuer. The principal business address for the Issuer is set forth in Item 1 above.
     (d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) The reporting person is a citizen of the United States of America.
Item 3. Source and Amount of Funds or other Consideration
     The Issuer paid an aggregate of $12,124,950 in cash to the reporting person in connection with the Repurchase.

Item 4. Purpose of Transaction
     The purpose of the Repurchase was to induce the reporting person, in his capacity as President and Chief Executive Officer of the Issuer, to enter into the Agreement.
     Generally, the reporting person has acquired beneficial ownership of the Class A Common Stock solely for the purpose of investment. Other than shares of Class A Common Stock that may be acquired by the reporting person pursuant to compensatory plans or arrangements related to his employment by the Issuer, the reporting person has no present intent to acquire additional shares of Class A Common Stock, whether in the open market or in privately negotiated transactions. The reporting person intends to review continuously his investment in the Class A Common Stock and, depending upon his evaluation of the Issuer’s business and prospects, the reporting person may at some future time determine to purchase additional shares of the Issuer’s common stock or to dispose of all or a portion of the Issuer’s common stock held by him.
     Except as otherwise described herein, the reporting person has no plans or proposals that relate to or would result in any matter required to be disclosed in response to Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     (a) The aggregate number and percentage of shares of Class A Common Stock to which this Amendment No. 3 relates is 4,661,760 shares, representing 12.2% of the Issuer’s outstanding shares of Class A Common Stock, as described below.
     Upon completion of the Repurchase, the reporting person is deemed to beneficially own 4,661,760 shares of Class A Common Stock as follows:
•	1,282,449 shares of Class A Common Stock directly owned;

•	options to purchase 1,223,750 shares of Class A Common Stock, which are exercisable within 60 days;

•	644,871 shares of Class C Common Stock, which are convertible into shares of Class A Common Stock on a one-for-one basis, directly owned;

•	options to purchase 1,500,690 shares of Class C Common Stock, par value $.01 per share (the “Class C Common Stock”), which are exercisable within 60 days; and

•	10,000 shares of Class A Common Stock owned by DBBC, LLC (“DBBC”) and deemed to be beneficially owned by the reporting person in his capacity as president of DBBC.
     Assuming exercise of all of the foregoing options and the conversion of all of the shares of Class C Common Stock (including those shares of Class C Common Stock issuable upon exercise of options) into Class A Common Stock, the reporting person would be deemed to beneficially own 4,661,760 shares, or 12.2% of the outstanding shares of Class A Common Stock.

     In addition, pursuant to the Agreement, the reporting person is entitled to receive 685,000 shares of Class A Common Stock from the Issuer on December 20, 2007 (the “Deferred Shares”). However, until such time, the reporting person is not deemed the beneficial owner of the Deferred Shares.
     (b) The reporting person has sole voting and dispositive power with respect to all of the shares of the Issuer’s common stock that he directly owns, or has the right to acquire, and, as president and sole manager of DBBC, the reporting person is deemed to have shared voting and dispositive power with respect to all shares of Class A Common Stock deemed to be beneficially owned by DBBC.
     (c) Except for the issuance of the Signing Bonus Shares and the Repurchase, the reporting person has not had any transactions in the Class A Common Stock during the past 60 days.
     (d) Except as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the shares of the Issuer’s Class A Common Stock that are the subject of this report.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
     The reporting person is party to a Voting Agreement, dated June 30, 1998, which is described in the statement on Schedule 13-D, filed August 29, 2002.
Item 7. Material to be Filed as Exhibits

Exhibit	Name

1	Voting Agreement, dated June 30, 1998, by and between BA Capital Company, L.P., as successor in interest to NationsBanc Capital Corp., Cumulus Media Inc. and the shareholders named therein (incorporated by reference to Exhibit 4.2 of the Issuer’s Form 10-Q for the period ended September 30, 2001, filed November 14, 2001)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: December 22, 2006

/s/ Lewis W. Dickey, Jr.

Lewis W. Dickey, Jr.